Exhibit 99.2

August 26, 2024

2 Forward-Looking Statements This presentation, including the sections “2024 First Half Achievements”, “2024 Outlook”, “Brand-Level Performance” and “Appendix”, contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “guidance,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, Lanvin Group's ability to timely complete its financial closing procedures and finalize its consolidated financial statements for the six months ended June 30, 2024; changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on Lanvin Group's businesses; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this presentation. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Use of Non-IFRS Financial Metrics This presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group's management uses forward looking non-IFRS measures to evaluate Lanvin Group's projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

Global macro-economic headwinds were impactful Appointment of Artistic Director at Lanvin and Creative Director at Sergio Rossi Integration challenges of Wolford’s new 3PL provider resulted in significant shipping issues Wholesale market challenges contributed to majority of the revenue decrease Group gross profit margin steady, with strong increases at Lanvin, St. John, and Caruso from higher full-price sell-through and strategic inventory management

H1 BRAND HIGHLIGHTS

FIRST HALF ACHIEVEMENTS



LANVIN

- Peter Copping introduced as upcoming Artistic Director
- Lanvin Lab 2.0 - partnered with artist Erwin Wurm for a monumental bag sculpture that will tour five key cities in China
- Continued push of the iconic ballerina and iconic dresses with the Benjamin Millepied video project
- Reopening of the South Coast Plaza boutique in May



Wolford

- Successful launch of W.O.W leggings across all channels with exceptional sell-through
- Opened store in Kuwait City, marking its first location in the Middle East sergio rossi

- First flagship store opened in Dubai Mall; future store opening in Abu Dhabi in 2025
- Successful retail pop-ups in Japan to celebrate the iconic Mermaid collection SS24
- Paul Andrew announced as new Creative Director in July 2024; first major seasonal launch will be in 2025



ST. JOHN

- Successful client events with Central Park Conservancy and JP Morgan
- NY flagship store opened
- Successful launch party with Vogue for St. John Vintage Edit
- Edie Parker x St. John campaign featuring Leighton Meister had 2M+ views in 2 weeks with 1.1M likes; grew TikTok followers by 2000%



CARUSO

- New AAA fashion maison account gained, first orders exceeding €1M (to impact H2)
- Successful showcasing of FW24 and SS25 collections at Pitti Uomo with great press coverage; led to new business development

5

6 Hired new brand managers to facilitate cost-efficiency measures Focused planning for first collections with new creative/artistic directors; to provide boost to wholesale channel in 2025 Further reduction of cost base and more aggressive culling of retail network Adapt marketing and expansion initiatives to improve ROI; but continue to invest in marketing to promote highly-anticipated new collections from Lanvin and Sergio Rossi 6 DRIVE COST-EFFICIENCY INITIATVES TO MAINTAIN MARGIN IMPROVEMENT

7 THE GROUP IS WORKING ON NEW INITIATIVES TO SUPPORT ITS BRANDS Working on Group-level partnerships for product category expansion opportunities and global logistics support Pursuing partnerships for Middle East expansion as well as building an investor network Further synergizing back-office functions to reduce overhead costs and improve efficiency

(1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. 8 H1 24 Global Revenue H1 24 Wholesale Revenue Growth H1 24 Global Revenue Growth H1 24 vs. H1 23 Contribution Profit %(1) Change H1 24 vs. H1 23 Gross Profit Margin Change H1 24 vs. H1 23 Adj. EBITDA Period-over-Period Change (1)

9 FIRST HALF REVENUE WAS IMPACTED BY MACROECONOMIC TRENDS AND CHALLENGES IN THE WHOLESALE CHANNEL • Ongoing wholesale market weakness was leading driver of revenue decline • Additions of new creative talent at Lanvin and Sergio Rossi to improve wholesale channel in 2025 • Wolford impacted by a delay in shipments due to integration issues with new 3PL provider • Sergio Rossi’s planned third-party production reduction contributed to the decline in revenue H1 2021 H1 2022 H1 2023 Eliminations H1 2024 € 117 € 202 € 215 -€ 9 -€ 16 -€ 13 -€ 7 -€ 0 € 1 € 171

(1) Other includes: Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries. 10 44.3% 37.6% 11.6% 6.5% North America -11.3% EMEA -27.1% Greater China -24.2% Other(1) -7.4% €215 61.2% 34.9% 4.0% Other(1) -15.4% DTC -13.6% Wholesale -30.3% €171 -€28 -€8 -€6 -€1 €215 -€16 €171 -€26 -€1

11 • Gross Profit Margin held steady with only a 1% reduction • Contribution profit was impacted due to the decline in revenue; all brands took measures to reallocate marketing investments to improve ROI • All brands pushed G&A cost-reduction measures to offset market weakness • Adjusted EBITDA decreased 3% to -€42 million from -€41 million; holding steady despite lower revenue (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. GP% 51.8% CHANGE IN GROUP’S GROSS PROFIT AND CONTRIBUTION PROFIT MARGINS € 61 € 113 € 125 € 98 H1 21 H1 22 H1 23 H1 24 55.9% 58.5% 57.5% -€ 10 € 6 € 15 -€ 7 H1 21 H1 21 H1 22 H1 23 H1 24 CP% -8.7% 2.9% 6.9% -4.2% -€ 36 -€ 36 -€ 41 -€ 42 H1 21 H1 22 H1 23 H1 24 Adj. EBITDA% -30.7% -17.6% -19.1% -24.6%

12 € 20 € 16 € 11 € 14 € 5 € 14 € 14 € 10 € 11 € 4 0 5 10 15 20 25 H1 2023 G&A expenses (€ in mm) H1 2024 G&A expenses (€ in mm) -29% -11% -9% -20% -4% YoY Improvement

13 € 71 € 107 € 111 € 106 € 55 € 76 € 77 € 58 0 20 40 60 80 100 120 140 160 180 200 H1 2021 H1 2022 H1 2023 H1 2024 G&A expenses(€ in mm) Marketing and selling expenses(€ in mm) € 126 € 183 € 188 € 164 (1) H1 2021 Group -level financials did not include Sergio Rossi. % of Revenue 107.4% 90.5% 87.2% 95.7% (1)

Note: DOS as of 31st December 2023 and 30th June 2024 and refers to Directly Operated Stores which include shop-in-shop, retail, outlet & pop-up stores. 14 ONGOING UPGRADE OF STORE NETWORK, WITH DISCIPLINED NEW OPENINGS AND CLOSURES OF UNDERPERFORMING LOCATIONS Lanvin Group DOS Evolution by Brand Lanvin Group DOS Evolution by Region FY23 Total Closures H1 24 FY23 EMEA North America Greater China Other Asia Total Closures H1 24 Lanvin – Cannes Lanvin - Hangzhou Sergio Rossi - Dubai Mall St. John – Hong Kong Lee Garden Selected Recently Opened and Upgraded Boutiques

15 Implement action plan to further reduce costs and improve margins Tactical approach to marketing and footprint expansion; focusing on ROI Build the brand story at Lanvin and Sergio Rossi with new creative leaders 15 DRIVE COST-EFFICIENCIES

LANVIN

H1 Results

- Revenue decreased by 15% due to macro headwinds, contracting wholesale network and absence of an artistic director, but APAC, excluding Greater China grew 9%
  - Wholesale was the biggest contributor to the decline; includes bookings from 2023 when the channel stress commenced
  - While the digital business decreased overall, full-price business improved
- Gross margin increased 200 bps from higher full-price sell-through and strategic inventory management
- Contribution Profit[(1)] decreased on lower revenue from continued strategic investments in marketing to maintain brand heat and drive client traffic
- Cost reduction initiatives improved G&A by 29%

Lanvin Key Financials (€ in Thousands)	**H1 23**	**H1 24**
Revenue	€57,052	€48,272
YoY%	*-10.8%*	*-15.4%*
Gross Profit	€31,959	€28,004
GP Margin%	*56.0%*	*58.0%*
Contribution Profit [(1)]	-€4,834	-€9,385
CP Margin%	*-8.5%*	*-19.4%*


LANVIN
1924 VOGUE 2024
LANVIN

H2 initiatives

- Drive retail and online traffic, increase conversion and transaction value
- Continue optimizing expenses through operational cost efficiencies
- Improve DTC profitability for further expansion into new geographies
- Reinforce iconic leather goods and accessories programs; expand seasonless carryover across product categories; actively recruit new clientele and capture market share
- Introduce new icon styles and capitalize on Peter Copping's new ideas

(1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

17

WOLFORD

H1 Results

- Revenue down 28%, impacted 3PL transition issues and wholesale trends (53% decline in Wholesale); Retail and eCommerce down 14% and 12%
  - EMEA accounted for majority of decline due to tough European wholesale market
  - Key driver of the decline was 3PL transition causing shipping delays; situation has been remedied and revenue expected to recover in H2 2024
- Gross margin decreased due to revenue decline, logistics issues that led to underabsorption of fixed production costs, and liquidation of excess stock to improve inventory management
- Key legwear products accounted for 38% of revenue; RTW and lingerie which accounted for 46% and 15% are expected to increase, enhancing average transaction size

Wolford Key Financials (€ in Thousands)	**H1 23**	**H1 24**
Revenue	€58,802	€42,594
YoY%	*8.4%*	*-27.6%*
Gross Profit	€42,062	€26,795
GP Margin%	*71.5%*	*62.9%*
Contribution Profit [1]	€3,934	-€8,121
CP Margin%	*6.7%*	*-19.1%*



H2 initiatives

- Appointment of Regis Rimbert as CEO in June 2024
- Strengthen workforce and key support functions with stronger leadership
- Implement sustainable cost model, transform supply chain and distribution
- Optimize brand positioning and marketing to enhance CRM to better align campaigns with product launches
- Explore opportunities in emerging markets, particularly in ME and APAC

(1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

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SERGIO ROSSI

H1 Results

- Revenue declined 38%, with Wholesale as the driver (60% decrease)
  - EMEA, the largest market, had the most significant decrease with European wholesale conditions contributing to majority of the decline
  - Decline partly due to planned reduction of lower-margin third-party production
  - E-Commerce showed small 2% decline; with all regions growing other than APAC
- Gross Margin decreased by 2% due to lower revenue, but offset by reduced lower margin third-party production
- Contribution Profit Margin(1) decreased with continued investment in marketing to support new creative direction; however, absolute expense was decreased through cost control and efficiency measures

Sergio Rossi Key Financials (€ in Thousands)	H1 23	H1 24
Revenue	€33,019	€20,404
YoY%	*22.4%*	*-38.2%*
Gross Profit	€17,135	€10,218
GP Margin%	*51.9%*	*50.1%*
Contribution Profit (1)	€5,780	€728
CP Margin%	*17.5%*	*3.6%*


sergio rossi

H2 initiatives

- Drive cost reductions and efficiencies in manufacturing and supply chain, and right-size overhead and retail network
- Develop Paul Andrew's creative direction for first launch in 2025
- Dedicated multi-media seasonal campaign to support FW24 and computer-generated brand storytelling campaign to celebrate heritage
- Web-based 'virtual archive experience' to share the renowned San Mauro-based archive; launching 9/2024

(1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

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20 St. John Key Financials (€ in Thousands) H1 23 H1 24 Revenue €46,663 €39,981 YoY% 11.3% -14.3% Gross Profit €29,024 €27,696 GP Margin% 62.2% 69.3% Contribution Profit (1) €5,305 €4,660 CP Margin% 11.4% 11.7% 20 (1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. H1 Results • Revenue down 14% from H1 2023 with comparable impact across all channels − North America, industry-wide, outperformed other regions, helping St. John maintain relative revenue stability (93% of revenue generated in North America) − APAC retail declined 46%, while North American retail declined a more modest 11% − Wholesale channel declined 13% • Gross Margin improved significantly from 62% to 69%, due to improved full-price sell-through and better channel mix • Contribution Profit Margin was also stable, increasing by 30bps due to improved marketing efficiency H2 initiatives • Continue to drive successful “basics” product lines • Drive cost reductions and efficiencies across the business in manufacturing and supply chain • Right-sizing of retail network, headcount, and other overhead

CARUSO

H1 Results

- Revenue was flat in a challenging global luxury and wholesale environment
  - Decline of 1% driven by slowdown in Maisons business
  - Caruso brand business grew 21% with robust performance in ready-to-wear and made-to-measure services
- Gross Margin increased to 29% from improved in-house production efficiency and a reduction of outsourcing
- Contribution Profit Margin(1) also increased by over 200bps, benefitting from the increase in Gross Profit


Hand-stitched belt loops
CARUSO

Caruso Key Financials (€ in Thousands)	H1 23	H1 24
Revenue	€19,926	€19,734
YoY%	*33.6%*	*-1.0%*
Gross Profit	€5,233	€5,723
GP Margin%	*26.3%*	*29.0%*
Contribution Profit (1)	€4,391	€4,787
CP Margin%	*22.0%*	*24.3%*

H2 initiatives

- Business development initiatives to add new B2B Maisons clients, while also continuing to rationalize private label client portfolio
- New employee benefits programs to enhance loyalty, participation, growth and effectiveness (through productivity and quality-related bonus)
- Implementation of 360° organizational review to upgrade clarity, effectiveness, empowerment, and reactivity
- Implementation of ESG assessment action plan

(1) Non-IFRS Financial Measure. Please see Page 35 for Non-IFRS Financial Measures and Definitions.
Note: Brand-level results are presented exclusive of eliminations.

21

LANVIN GROUP CONSOLIDATED INCOME STATEMENT

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated P&L	2022		2023		2024	
	H1	%	H1	%	H1	%
Revenue	**201,700**	**100.0%**	**214,537**	**100.0%**	**170,976**	**100.0%**
Cost of sales	-88,957	-44.1%	-89,083	-41.5%	-72,598	-42.5%
Gross profit	**112,743**	**55.9%**	**125,454**	**58.5%**	**98,378**	**57.5%**
Marketing and selling expenses	-106,810	-53.0%	-110,600	-51.6%	-105,591	-61.8%
General and administrative expenses	-75,771	-37.6%	-76,544	-35.7%	-58,065	-34.0%
Other operating income and expenses	8,378	4.2%	-7,960	-3.7%	5,457	3.2%
Loss from operations before non-underlying items	**-61,460**	**-30.5%**	**-69,650**	**-32.5%**	**-59,821**	**-35.0%**
Non-underlying items	570	0.3%	9,666	4.5%	3,143	1.8%
Loss from operations	**-60,890**	**-30.2%**	**-59,984**	**-28.0%**	**-56,678**	**-33.1%**
Finance cost – net	-8,080	-4.0%	-11,970	-5.6%	-13,187	-7.7%
Loss before income tax	**-68,970**	**-34.2%**	**-71,954**	**-33.5%**	**-69,865**	**-40.9%**
Income tax benefits / (expenses)	256	0.1%	-271	-0.1%	489	0.3%
Loss for the period	**-68,714**	**-34.1%**	**-72,225**	**-33.7%**	**-69,376**	**-40.6%**
Contribution profit (1)	5,933	2.9%	14,854	6.9%	-7,213	-4.2%
Adjusted Operating Profit (1)	-69,838	-34.6%	-61,690	-28.8%	-65,278	-38.2%
Adjusted EBIT (1)	-57,163	-28.3%	-67,679	-31.5%	-58,994	-34.5%
Adjusted EBITDA (1)	-35,519	-17.6%	-40,916	-19.1%	-42,111	-24.6%

(1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions.

23

Note: Amounts less than €1,000 is indicated with "*". 24 (€ in Thousands, unless otherwise noted) Lanvin Group Consolidated Balance Sheet 2023 2024 FY H1 Assets Non-current assets Intangible assets 210,439 211,818 Goodwill 69,323 69,323 Property, plant and equipment 43,731 42,972 Right-of-use assets 128,853 139,126 Deferred income tax assets 13,427 12,905 Other non-current assets 15,540 15,383 481,313 491,527 Current assets Inventories 107,184 106,809 Trade receivables 45,657 35,436 Other current assets 25,650 25,487 Cash and bank balances 28,130 18,308 206,621 186,040 Total assets 687,934 677,567 (€ in Thousands, unless otherwise noted) Lanvin Group Consolidated Balance Sheet 2023 2024 FY H1 Liabilities Non-current liabilities Non-current borrowings 32,381 28,070 Non-current lease liabilities 112,898 120,250 Non-current provisions 3,174 3,932 Employee benefits 17,972 17,320 Deferred income tax liabilities 52,804 51,623 Other non-current liabilities 14,733 15,021 233,962 236,216 Current liabilities Trade payables 78,576 81,052 Bank overdrafts 280 429 Current borrowings 35,720 98,219 Current lease liabilities 32,871 35,649 Current provisions 6,270 5,273 Other current liabilities 134,627 128,005 288,344 348,627 Total liabilities 522,306 584,843 Net assets 165,628 92,724 Equity Equity attributable to owners of the Company Share capital * * Treasury shares -65,405 -55,991 Other reserves 806,677 793,990 Accumulated losses -571,931 -629,248 169,341 108,751 Non- controlling interests -3,713 -16,027 Total equity 165,628 92,724

25 (€ in Thousands, unless otherwise noted) Lanvin Group Consolidated Cash Flow 2022 2023 2024 H1 H1 H1 Net cash used in operating activities -51,825 -58,118 -33,483 Net cash used in investing activities -5,556 -28,531 -3,780 Net cash generated from financing activities 17,465 26,396 26,646 Net change in cash and cash equivalents -39,916 -60,253 -10,617 Cash and cash equivalents less bank overdrafts at the beginning of the period 88,658 91,749 27,850 Effect of foreign exchange differences on cash and cash equivalents 2,185 -649 646 Cash and cash equivalents less bank overdrafts at end of the period 50,927 30,847 17,879

26 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a discrepancy due to rounding when the numbers are added. (€ in thousands, unless otherwise noted) Lanvin Brand Key Financials 2022 2023 2024 23 H1 v 24 H1 v 22 H1 - 24 H1 H1 % H1 % H1% 22 H1 23 H1 CAGR Key Financials on P&L Revenue 63,949 100.0% 57,052 100.0% 48,272 100.0% -10.8% -15.4% -13.1% Gross Profit 30,048 47.0% 31,959 56.0% 28,004 58.0% Selling and distribution expenses -34,360 -53.7% -36,793 -64.5% -37,389 -77.5% Contribution Profit (1) -4,312 -6.7% -4,834 -8.5% -9,385 -19.4% Revenue by Geography EMEA 34,779 54.4% 29,443 51.6% 23,154 48.0% -15.3% -21.4% -18.4% North America 15,255 23.9% 13,195 23.1% 11,981 24.8% -13.5% -9.2% -11.4% Greater China 12,362 19.3% 11,092 19.4% 9,527 19.7% -10.3% -14.1% -12.2% Other 1,553 2.4% 3,322 5.8% 3,610 7.5% 113.9% 8.7% 52.5% Revenue by Channel DTC 30,879 48.3% 26,780 46.9% 24,072 49.9% -13.3% -10.1% -11.7% Wholesale 30,799 48.2% 23,022 40.4% 17,639 36.5% -25.2% -23.4% -24.3% Other 2,271 3.6% 7,250 12.7% 6,561 13.6% 219.3% -9.5% 70.0%

27 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a discrepancy due to rounding when the numbers are added. (€ in thousands, unless otherwise noted) Wolford Brand Key Financials 2022 2023 2024 23 H1 v 24 H1 v 22 H1 - 24 H1 H1 % H1 % H1% 22 H1 23 H1 CAGR Key Financials on P&L Revenue 54,261 100.0% 58,802 100.0% 42,594 100.0% 8.4% -27.6% -11.4% Gross Profit 38,383 70.7% 42,062 71.5% 26,795 62.9% Selling and distribution expenses -40,337 -74.3% -38,128 -64.8% -34,916 -82.0% Contribution Profit (1) -1,954 -3.6% 3,934 6.7% -8,121 -19.1% Revenue by Geography EMEA 38,202 70.4% 40,083 68.2% 26,453 62.1% 4.9% -34.0% -16.8% North America 12,891 23.8% 14,224 24.2% 12,747 29.9% 10.3% -10.4% -0.6% Greater China 2,799 5.2% 4,107 7.0% 3,274 7.7% 46.7% -20.3% 8.2% Other 370 0.7% 388 0.7% 120 0.3% 4.9% -69.1% -43.0% Revenue by Channel DTC 39,102 72.1% 39,453 67.1% 33,812 79.4% 0.9% -14.3% -7.0% Wholesale 14,557 26.8% 18,665 31.7% 8,715 20.5% 28.2% -53.3% -22.6% Other 602 1.1% 684 1.2% 67 0.2% 13.6% -90.2% -66.6%

28 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a discrepancy due to rounding when the numbers are added. (€ in thousands, unless otherwise noted) SR Brand Key Financials 2022 2023 2024 23 H1 v 24 H1 v 22 H1 - 24 H1 H1 % H1 % H1% 22 H1 23 H1 CAGR Key Financials on P&L Revenue 26,969 100.0% 33,019 100.0% 20,404 100.0% 22.4% -38.2% -13.0% Gross Profit 14,798 54.9% 17,135 51.9% 10,218 50.1% Selling and distribution expenses -11,180 -41.5% -11,355 -34.4% -9,490 -46.5% Contribution Profit (1) 3,618 13.4% 5,780 17.5% 728 3.6% Revenue by Geography EMEA 14,267 52.9% 18,509 56.0% 9,528 46.7% 29.7% -48.5% -18.3% North America 643 2.4% 846 2.6% 281 1.4% 31.5% -66.8% -33.9% Greater China 5,252 19.5% 6,350 19.2% 4,174 20.5% 20.9% -34.3% -10.8% Other 6,808 25.2% 7,315 22.2% 6,420 31.5% 7.5% -12.2% -2.9% Revenue by Channel DTC 14,650 54.3% 16,847 51.0% 13,976 68.5% 15.0% -17.0% -2.3% Wholesale 12,319 45.7% 16,172 49.0% 6,428 31.5% 31.3% -60.3% -27.8% Other 0 0.0% 0 0.0% 0 0.0% NM NM NM

29 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a discrepancy due to rounding when the numbers are added. (€ in thousands, unless otherwise noted) St.John Brand Key Financials 2022 2023 2024 23 H1 v 24 H1 v 22 H1 - 24 H1 H1 % H1 % H1% 22 H1 23 H1 CAGR Key Financials on P&L Revenue 41,924 100.0% 46,663 100.0% 39,981 100.0% 11.3% -14.3% -2.3% Gross Profit 25,754 61.4% 29,024 62.2% 27,696 69.3% Selling and distribution expenses -21,167 -50.5% -23,719 -50.8% -23,036 -57.6% Contribution Profit (1) 4,587 10.9% 5,305 11.4% 4,660 11.7% Revenue by Geography EMEA 343 0.8% 731 1.6% 299 0.7% 113.2% -59.1% -6.6% North America 39,130 93.3% 41,585 89.1% 37,316 93.3% 6.3% -10.3% -2.3% Greater China 2,283 5.4% 4,251 9.1% 2,247 5.6% 86.2% -47.1% -0.8% Other 168 0.4% 96 0.2% 119 0.3% -42.8% 24.8% -15.8% Revenue by Channel DTC 30,493 72.7% 37,760 80.9% 32,161 80.4% 23.8% -14.8% 2.7% Wholesale 11,431 27.3% 8,828 18.9% 7,704 19.3% -22.8% -12.7% -17.9% Other 0 0.0% 75 0.2% 116 0.3% NM 55.3% NM

30 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. Note: Brand-level results are presented exclusive of eliminations. There is a discrepancy due to rounding when the numbers are added. (€ in thousands, unless otherwise noted) Caruso Brand Key Financials 2022 2023 2024 23 H1 v 24 H1 v 22 H1 - 24 H1 H1 % H1 % H1% 22 H1 23 H1 CAGR Key Financials on P&L Revenue 14,919 100.0% 19,926 100.0% 19,734 100.0% 33.6% -1.0% 15.0% Gross Profit 3,731 25.0% 5,233 26.3% 5,723 29.0% Selling and distribution expenses -668 -4.5% -842 -4.2% -936 -4.7% Contribution Profit (1) 3,063 20.5% 4,391 22.0% 4,787 24.3% Revenue by Geography EMEA 11,380 76.2% 16,260 81.6% 16,795 85.1% 42.9% 3.3% 21.5% North America 2,710 18.2% 2,674 13.4% 2,003 10.1% -1.3% -25.1% -14.0% Greater China 219 1.5% 32 0.2% 18 0.1% -85.5% -43.4% -71.3% Other 610 4.1% 960 4.8% 918 4.7% 57.3% -4.4% 22.7% Revenue by Channel DTC 0 0.0% 0 0.0% 31 0.2% NM NM NM Wholesale 14,919 100.0% 19,926 100.0% 19,703 99.8% 33.6% -1.1% 14.9% Other 0 0.0% 0 0.0% 0 0.0% NM NM NM

(1) DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores. 31 DOS by Brand (1) (2) (1) (2) Jun 2023 Dec 2023 Jun 2024 DOS (1) DOS (1) DOS (1) Lanvin 32 36 37 Wolford 156 150 140 St. John 44 45 42 Sergio Rossi 50 48 47 Caruso 0 0 0 Total 282 279 266

(1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. 32 (€ in Thousands, unless otherwise noted) Reconciliation of Contribution Profit 2022 2023 2024 H1 H1 H1 Revenue 201,700 214,537 170,976 Cost of sales -88,957 -89,083 -72,598 Gross Profit 112,743 125,454 98,378 Marketing and selling expenses -106,810 -110,600 -105,591 Contribution Profit (1) 5,933 14,854 -7,213 General and administrative expenses -75,771 -76,544 -58,065 Adjusted Operating Profit (1) -69,838 -61,690 -65,278

(1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. 33 (€ in Thousands, unless otherwise noted) Reconciliation of Adjusted EBIT 2022 2023 2024 H1 H1 H1 Loss for the period -68,714 -72,225 -69,376 Add / (Deduct) the impact of: Income tax expenses -256 271 -489 Finance cost—net 8,080 11,970 13,187 Non-underlying items -570 -9,666 -3,143 Loss from operations before non-underlying items -61,460 -69,650 -59,821 Add / (Deduct) the impact of: Share based compensation 4,297 1,971 827 Adjusted EBIT (1) -57,163 -67,679 -58,994

(1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 35 for Non-IFRS Financial Measures and Definitions. 34 (€ in Thousands, unless otherwise noted) Reconciliation of Adjusted EBITDA 2022 2023 2024 H1 H1 H1 Loss from operations before non-underlying items -61,460 -69,650 -59,821 D&A post IFRS16 23,094 21,518 22,456 Provision and impairment losses 6,500 -3,241 -2,220 FX (gain)/losses -7,950 8,486 -3,353 ESOP 4,297 1,971 827 Adjusted EBITDA (1) -35,519 -40,916 -42,111

35 Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Contribution Profit is defined as revenue less the cost of sales and selling and marketing expenses. Contribution Profit subtracts the main variable expenses of selling and marketing expenses from Gross Profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below Contribution Profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use Contribution Profit Margin as a key indicator of profitability at the group level as well as the portfolio brand level. Contribution Profit Margin is defined as Contribution Profit divided by revenue. Adjusted Operating Profit is defined as Contribution Profit margin less General and administrative expenses. Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants. Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants.